083-00005



17010457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due March 23, 2027

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: March 23, 2017

The following information regarding an issue of U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due March 23, 2027, (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 6, 2016 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated March 20, 2017 (the "Final Terms") and the Terms Agreement dated March 20, 2017 (the "Terms Agreement") each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due March 23, 2027

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. Payable semi-annually in arrears on Marsh 23 and September 23 in each year, commencing September 23, 2017 and ending on and including the Maturity Date, at the rates given below:

From and including the Issue Date, to but excluding March 23, 2019:
2.000 per cent. per annum
From and including March 23, 2019, to but excluding March 23, 2021:
2.750 per cent. per annum
From and including March 23, 2021, to but excluding March 23, 2023:
3.250 per cent. per annum
From and including March 23, 2023, to but excluding March 23, 2025:
3.750 per cent. per annum
From and including March 23, 2025, to but excluding the Maturity Date:
4.750 per cent. per annum. See Final Terms, Item 15.

(c) Maturity Date. March 23, 2027

(d) Redemption Provisions/Amortization Provisions. The Notes are redeemable prior to maturity. See Final Terms, Item 20.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.90 per cent. of the aggregate nominal amount of the Notes. See Final Terms, Item 5.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (October 6, 2016);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (March 20, 2017); and

G. Terms Agreement (March 20, 2017)

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 6, 2016.

2 Filed on September 17, 2008.

3 Filed July 10, 2014

Exhibit F.

EXECUTION VERSION

Final Terms dated March 20, 2017


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due March 23, 2027

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1698
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$ 30,000,000
	(ii) Tranche:	U.S.$ 30,000,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S.$ 100,000 and integral multiples of U.S.$ 1,000 in excess thereof
	(ii) Calculation Amount:	U.S.$ 1,000
7.	(i) Issue Date:	March 23, 2017
	(ii) Interest Commencement Date:	March 23, 2017
8.	Maturity Date:	March 23, 2027
9.	Interest Basis:	Step-Up Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Corporation Call (further particulars specified below)
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	From and including the Issue Date, to but excluding March 23, 2019: 2.000 per cent. per annum From and including March 23, 2019; to but excluding March 23, 2021: 2.750 per cent. per annum From and including March 23, 2021, to but excluding March 23, 2023: 3.250 per cent. per annum From and including March 23, 2023, to but excluding March 23, 2025: 3.750 per cent. per annum From and including March 23, 2025, to but excluding the Maturity Date: 4.750 per cent. per annum
	(ii) Interest Payment Date(s):	March 23 and September 23 in each year, commencing September 23, 2017
	(iii) Fixed Coupon Amount:	U.S.$ 10.00 per Calculation Amount payable on each of September 23, 2017, March 23, 2018, September 23, 2018

	and March 23, 2019
	U.S.$ 13.75 per Calculation Amount payable on each of September 23, 2019, March 23, 2020, September 23, 2020 and March 23, 2021
	U.S.$ 16.25 per Calculation Amount payable on each of September 23, 2021, March 23, 2022, September 23, 2022 and March 23, 2023
	U.S.$ 18.75 per Calculation Amount payable on each of September 23, 2023, March 23, 2024, September 23, 2024 and March 23, 2025
	U.S.$ 23.75 per Calculation Amount payable on each of September 23, 2025, March 23, 2026, September 23, 2026 and the Maturity Date
(iv) Broken Amount(s):	Not Applicable
(v) Day Count Fraction:	30/360 (unadjusted)
(vi) Determination Dates:	Not Applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions:	Not Applicable
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Applicable
(i) Optional Redemption Date(s):	Each Interest Payment Date, commencing with the Interest Payment Date on September 23, 2017 and ending with the Interest Payment Date on September 23, 2026
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In whole only, at U.S.$ 1,000 per Calculation Amount
(iii) Notice Period:	Not less than 5 Business Days prior to the Optional Redemption Date. "Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London

		and New York, New York.
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S.$ 1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S.$ 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	March 20, 2017

(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	Barclays Capital Inc., 745 Seventh Avenue New York, NY 10019
35. Total commission and concession:	0.10 per cent. of the Aggregate Nominal Amount in the amount of U.S. $30,000 (Net proceeds: U.S. $29,970,000) Additional compensation arising from a swap transaction entered into in connection with the issuance of the Notes may be received by Barclays Bank PLC from parties other than the Issuer.
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

DC_LAN01:344343.2

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Not listed
(ii)	Admission to trading:	Not Applicable

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VKQ85
CUSIP:	45950VKQ8
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under "Tax Matters" in the Prospectus and is subject to the limitations and exceptions set forth therein.

The Notes should not be treated as issued with original issue discount (**"OID"**) despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes, because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if the Corporation calls the Notes immediately before the increase in the interest rate on March 23, 2019, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of the Corporation's intention to call or not to call the Notes at any time. If the Corporation does not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price at such time. This deemed issuance should not give rise to taxable gain or loss to U.S. Holders. The same analysis would apply to each subsequent increase in the interest rate and therefore the Notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, the coupon on a Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's normal method of accounting for tax purposes (regardless of whether the Corporation calls the Notes).

Upon the disposition of a Note by sale, exchange or redemption (e.g., if the Corporation exercises its right to call the Notes) or other disposition, a U.S. Holder will generally recognize taxable gain or loss, which would generally be capital gain or loss, equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income, OID income and net gains from the disposition of Notes, unless such income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G.

EXECUTION VERSION

TERMS AGREEMENT NO. 1698 UNDER THE STANDARD PROVISIONS

March 20, 2017

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 30,000,000 Callable Step-Up Fixed Rate Notes due March 23, 2027 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on March 23, 2017 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 29,970,000 (which is 99.90% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to March 6, 2017, 5:31 p.m. New York time and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. less a combined management and underwriting fee and selling concession of 0.10

per cent. of the nominal amount of the Notes).

6 The purchase price specified above will be paid by Barclays Capital Inc. by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS CAPITAL INC.



By: __________________________
Name: Morgan Baumann
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: __________________________
Name:
Title:

BARCLAYS CAPITAL INC.

By: ____________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 
Name: MANISH MAHESHWAR
Title: DIRECTOR

DC_LAN01:344344.2

SCHEDULE I

Notice Details of the Dealer:

Barclays Capital Inc.
745 Seventh Avenue
New York, NY 10019
Attention: Syndicate Desk
Tel: 212-412-5690
Fax: 212-548-9148